December 14, 2012

Mr. Michael R. Clampitt

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Home Loan Servicing Solutions, Ltd.

Amendment No. 1 to Registration Statement

on Form S-1

Filed December 7, 2012

File number 333-184715

Dear Mr. Clampitt:

Reference is made to (i) the letter dated December 12, 2012 (the “Comment Letter”) to Mr. Michael McElroy, General Counsel of Home Loan Servicing Solutions, Ltd. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission, and (ii) the oral comments given by David Lyon of the Staff on December 13, 2012 to the Company’s counsel (the “Oral Comments”).

This letter sets forth the Company’s responses to the Staff’s Oral Comments. For your convenience, the Staff’s Oral Comments have been stated below, with the responses to each comment set forth immediately under the comment.

Prospectus Cover Page

1.	The Staff reissued its prior comment 1 from the Comment Letter to revise the cover page to name the lead underwriter.

In response to the Staff’s comment, the Company has disclosed on the front cover of the prospectus the names of the lead underwriters for the offering in accordance with Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 5

2.	Please clarify whether the Company’s future dividends will be paid out of the Company’s current earnings. If not, explain how future dividends will be paid.

In response to the Staff’s comment, we have revised page 5 of Amendment No. 2 to clarify that future dividends will be paid out of the Company’s current earnings.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

December 14, 2012

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Home Loan Servicing Solutions, Ltd.

By:	/s/ Mike McElroy
Name:	MikeMcElory
Title:	SVP & General Counsel

cc:	Christopher S. Auguste, Esq.